

TALISMAN ENERGY RENEWS NORMAL COURSE ISSUER BID

CALGARY, Alberta – October 21, 2008 – Talisman Energy Inc. has made the necessary filings with the Toronto Stock Exchange ("TSX") to renew its Normal Course Issuer Bid.

Pursuant to the Normal Course Issuer Bid, Talisman may purchase for cancellation, during the 12-month period commencing October 23, 2008 and ending October 22, 2009, up to 50,938,512 of its common shares, representing 5% of the common shares outstanding as at October 14, 2008. The daily purchase limit is 1,314,320 common shares, representing 25% of the average daily trading volume for the six calendar months prior to the approval of the bid by the TSX. As at October 14, 2008 there were approximately 1,018,770,249 common shares issued and outstanding in total.

The purchases will be made through the facilities of the TSX and the New York Stock Exchange. The purchase and payment for the common shares will be made by the Company in accordance with the policies of the exchange through which the common shares are purchased. Talisman believes that the repurchase of its shares is one way of creating shareholder value.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice President, Corporate & Investor Communications	Christopher J. LeGallais Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

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